Main Place Funding, LLC
(A Subsidiary of Bank of America Corporation)
Financial Statements
For the Periods Ended March 31, 2009 and 2008
- Unaudited -

Main Place Funding, LLC
Index
March 31, 2009 and 2008 – unaudited

Page(s)
Financial Statements
Balance Sheet as of March 31, 2009 and December 31, 2008	2
Statement of Income for the Periods Ended
March 31, 2009 and 2008	3
Statement of Changes in Member’s Equity for the Periods Ended
March 31, 2009 and 2008	4
Statement of Cash Flows for the Periods Ended
March 31, 2009 and 2008	5
Notes to Financial Statements	6 –12

Main Place Funding, LLC
Balance Sheet
As of March 31, 2009 and December 31, 2008 - unaudited

(in thousands of dollars)	March 31,	December 31,
	2009	2008

Assets
Cash and cash equivalents	$1,078,066	$1,077,643
Derivative assets	2,443	4,024
Accounts receivable from customer	102	109

Total assets	$1,080,611	$1,081,776

Liabilities
Accrued expenses due to affiliates	$13,897	$13,772
Derivative liabilities	2,267	3,759
Other liabilities	102	107

Total liabilities	16,266	17,638

Member's Equity
Contributed equity	1,000,338	1,000,338
Undistributed income	64,007	63,800

Total member's equity	1,064,345	1,064,138

Total liabilities and member's equity	$1,080,611	$1,081,776

The accompanying notes are an integral part of these financial statements.

Main Place Funding, LLC
Statement of Income
For the Periods Ended March 31, 2009 and 2008 - unaudited

(in thousands of dollars)	Period Ended March 31,
	2009	2008

Income
Interest on time deposits placed	$404	$8,263
Trading losses and fees	(17)	(105)

Total income	387	8,158

Expenses
Other general and operating expenses	55	89

Total expenses	55	89

Income before income taxes	332	8,069
Income tax expense	125	3,100

Net income	$207	$4,969

The accompanying notes are an integral part of these financial statements.

Main Place Funding, LLC
Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

(in thousands of dollars)			Total
Contributed		Undistributed	Member's	Comprehensive
	Equity	Income	Equity	Income

Balances on December 31, 2007	$1,000,338	$53,792	$1,054,130
Net income		4,969	4,969	$4,969

Comprehensive income				$4,969

Balances on March 31, 2008	1,000,338	58,761	1,059,099
Balances on December 31, 2008	$1,000,338	$63,800	$1,064,138
Net income		207	207	$207

Comprehensive income				$207

Balances on March 31, 2009	1,000,338	64,007	1,064,345

Main Place Funding, LLC
Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

(in thousands of dollars)	Period Ended March 31,
	2009	2008

Operating Activities
Net income	$207	$4,969
Reconciliation of net income to cash from
operating activities
Net (increase)/decrease in derivative assets	1,581	2,433
Net decrease/(increase) in interest receivable	-	387
Net decrease/(increase) in accounts receivable	7	18
from customer
Net (decrease)/increase in accrued expenses due	125	3,100
to affiliates
Net increase/(decrease) in derivative liabilities	(1,492)	(2,210)
Net (decrease)/increase in other liabilities	(5)	(47)

Net cash provided by operating activities	423	8,650

Net (decrease)/increase in cash and cash equivalents	423	8,650
Cash and cash equivalents at beginning of period	1,077,643	1,159,406

Cash and cash equivalents at end of period	$1,078,066	$1,168,056

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

1.	Description of Business

Main Place Funding, LLC (“Main Place”), a Delaware limited liability company, is a wholly owned subsidiary of Bank of America, N.A. (the “Parent”), which is a wholly owned indirect subsidiary of Bank of America Corporation (the “Corporation”).

Main Place was established originally as a Maryland real estate investment trust to consolidate the acquisition, holding and management of certain closed-end residential mortgage loans owned by certain affiliates of the Corporation. In August 2002, Main Place Trust, a Delaware business trust, was liquidated into the Parent. The Parent holds a 100 percent membership interest in Main Place. Main Place is also considered a single-member LLC under current tax law.

On October 21, 2002, Main Place adopted an Amended and Restated Limited Liability Company Agreement which removed certain restrictions on the business activities of Main Place permitting it to engage in any activity and to exercise any powers permitted to limited liability companies under the laws of the State of Delaware.

Main Place operates a business of entering into financial warranty agreements in favor of third parties for a fee. As of March 31, 2009, Main Place was a party to three financial warranty agreements with third-party trusts. These trusts are open-ended diversified, registered investment companies. Under the terms of these warranty agreements, Main Place provides financial warranties in order to ensure that the trusts are able to redeem all of the outstanding shares of specified series on the warranty maturity dates for an amount at least equal to an aggregate protected amount. For each of the agreements entered into by Main Place with a third party, Main Place has also entered into a financial warranty agreement with the Parent. Under the terms of these agreements, the Parent provides financial warranties in favor of Main Place corresponding to Main Place’s obligations under the financial warranties with the third parties.

On December 9, 2008, the Company terminated its registration under Section 12(g) of the Securities Exchange Act of 1934 as there is no legal, regulatory, or contractual requirement for the Company to remain a Securities and Exchange Commission registrant.

2.	Summary of Significant Accounting Policies
Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for annual financial information. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates. Significant estimates made by management are discussed in these footnotes as applicable. Accounting policies followed in the presentation of annual financial results are presented in Note 2 of this report.

Cash and Cash Equivalents
Cash and cash equivalents includes cash on hand, amounts due from affiliated banks and investments in time deposits with an original maturity of less than 90 days.
Derivatives

All derivatives are recognized on the balance sheet at estimated fair value and changes in fair value are recorded in the statement of income within trading losses and fees. For additional information on derivatives, see Note 3 – Derivatives – Financial Warranty Agreements.

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

Income Taxes

Main Place is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes. The predominant practice for single-member LLCs is to provide for income taxes in their separate financial statements. The accompanying financial statements include an income tax provision for the periods ended March 31, 2009 and 2008. For additional information on income taxes, see Note 5 - Income Taxes.

Main Place accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS 109) as interpreted by FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

Main Place's operating results are included in the consolidated federal income tax return of the Corporation and various state returns of the Corporation and/or affiliates. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Effects of New Accounting Pronouncements

On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161) which requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on financial position, financial performance and cash flows. SFAS 161 is effective for the Company for the year beginning on January 1, 2009. The adoption of SFAS 161 did not have a significant impact on the Company’s disclosures.

On April 9, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 provides guidance for determining whether a market is inactive and a transaction is distressed in order to apply the existing fair value measurement guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157). In addition, FSP FAS 157-4 requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. Main Place elected to early adopt FSP FAS 157-4 effective January 1, 2009. The adoption did not have a material impact on the Company's financial condition or results of operations.

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

3.	Derivatives – Financial Warranty Agreements

Main Place is in the business of entering into financial warranty agreements with third parties. As of March 31, 2009, Main Place was a party to three financial warranty agreements with third party trusts. The aggregate net asset value of outstanding shares subject to these financial warranty agreements was $136.9 million and $148.9 million at March 31, 2009 and December 31, 2008, respectively. For each of the agreements entered into by Main Place with a third party, Main Place has also entered into an offsetting financial warranty agreement with the Parent. For the effects of derivative instruments on the Company’s financial position and performance, see Note 6 – Fair Values of Financial Instruments.

On October 29, 2002, Main Place entered into a financial warranty agreement with Pioneer Principal Protection Trust, on behalf of its series Pioneer Protected Principal Plus Fund and Pioneer Investment Management, Inc. The trust is an open-ended diversified, registered investment company registered under the Investment Company Act of 1940, as amended. Under the terms of the agreement, Main Place provided a financial warranty to the trust in the amount of up to $180.3 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date, as defined in the financial warranty agreement. The last day upon which the financial warranty may be drawn is January 8, 2010.

On December 20, 2002, Main Place entered into a financial warranty agreement with the Parent. Under the terms of this agreement, the Parent provided a financial warranty in favor of Main Place in the amount of up to $180.3 million, corresponding to Main Place’s obligations under the financial warranty in favor of Pioneer Principal Protection Trust, on behalf of its series, Pioneer Protected Principal Plus Fund.

On November 1, 2002, Main Place entered into a financial warranty agreement with Merrill Lynch Principal Protected Trust, on behalf of its series Merrill Lynch Fundamental Growth Principal Protected Fund and Merrill Lynch Investment Managers, L.P. The trust is an open-ended diversified, registered investment company registered under the Investment Company Act of 1940, as amended. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to $265.9 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date, as defined in the financial warranty agreement. The last day upon which the financial warranty may be drawn is December 1, 2009.

On November 13, 2002, Main Place entered into a financial warranty agreement with the Parent. Under the terms of this agreement, the Parent provided a financial warranty in favor of Main Place in the amount of up to $265.9 million, corresponding to Main Place’s obligations under the financial warranty in favor of Merrill Lynch Principal Protected Trust, on behalf of its series, Merrill Lynch Fundamental Growth Principal Protected Fund.

On November 1, 2002, Main Place also entered into a financial warranty agreement with Merrill Lynch Principal Protected Trust, on behalf of its series, Merrill Lynch Basic Value Principal Protected Fund and Fund Asset Management, L.P. The trust is an open-ended diversified, registered investment company registered under the Investment Company Act of 1940, as amended. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to $335.8 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date, as defined in the financial warranty agreement. The last day upon which the financial warranty may be drawn is December 1, 2009.

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

On November 13, 2002, Main Place also entered into a financial warranty agreement with the Parent. Under the terms of this agreement, the Parent provided a financial warranty in favor of Main Place in the amount of up to $335.8 million, corresponding to Main Place’s obligations under the financial warranty in favor of Merrill Lynch Principal Protected Trust, on behalf of its series, Merrill Lynch Basic Value Principal Protected Fund.

Main Place structures these financial warranties to include investment constraints and certain predefined triggers that would require the underlying assets or portfolio of the relevant trust to be liquidated and invested in zero-coupon bonds that mature at a preset future date. Main Place is required to fund any shortfall at the preset future date between the value of the trust’s assets and a preset amount. These financial warranties are booked as derivatives and marked to market in the trading portfolio. Main Place has never made a payment to fund any shortfall amount under these products. Management’s estimate of the potential liability is included in derivative liabilities on the balance sheet.

On February 15, 2006, BlackRock, Inc. & Merrill Lynch agreed to merge their investment management businesses. As part of the merger with BlackRock, the Merrill Lynch Principal Protected Trust Agreements became the BlackRock Principal Protected Trust.

Additional information regarding the effect of derivative instruments on Main Place's Balance Sheet, Income Statement and Cash Flows is included on the face of the respective financial statements, and in Note 6, Fair Value of Financial Instruments.

4. Affiliate Transactions

Main Place maintains its cash and cash equivalent accounts with the Parent. Main Place had $1.1 billion of time deposits placed with the Parent at March 31, 2009 and December 31, 2008. Interest income on time deposits placed with the Parent for the periods ended March 31, 2009 and 2008 was $0.4 million and $8.3 million, respectively.

The Parent pays for substantially all general and administrative expenses incurred by the Company, including but not limited to compensation and incentive benefits and office overhead. The Parent charged the Company a management fee of $25 thousand in both first quarter 2009 and 2008 to reflect the charge for their services and, these amounts are included in other general and operating expenses.

As described more fully in Note 3, the Parent has entered into financial warranty agreements with Main Place. Under the terms of these agreements, the Parent provides financial warranties in favor of Main Place, where the maximum obligation under the financial warranties is $782.0 million, which corresponds with Main Place’s obligations under financial warranty agreements in favor of third parties.

Accrued expenses due to affiliates at March 31, 2009 and December 31, 2008 were $13.9 million and $13.8 million, respectively, primarily reflecting income taxes due to the Parent.

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

5. Income Taxes

The Internal Revenue Service (IRS) has completed the examination phase of the Corporation’s federal income tax returns for the years 2000 through 2002 and issued Revenue Agent’s Reports (RAR) to the Corporation. The Company is included in the Corporation’s federal income tax returns. Included in these RARs were several proposed adjustments that were protested to the Appeals office of the IRS. Management expects conclusion of these examinations within the next twelve months. The resolution of the proposed adjustments is not expected to impact the Company’s financial condition. However, final determination of the audit or changes in the estimate may result in future income tax expense or benefit to the Company. The Corporation’s federal income tax returns, which included the Company, for the years 2003 through 2005 remain under examination by the IRS. Management does not expect these matters to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

At March 31, 2009 and December 31, 2008, the Company had no unrecognized tax benefits (UTB). During the period ended March 31, 2009 there were no increases, decreases, settlements or expirations of statute of limitations affecting the UTB balance. At March 31, 2009 and December 31, 2008, the Company had no accrual for interest and penalties that related to income taxes, nor did it recognize interest or penalties within income tax expense during the period ended March 31, 2009.

The components of income tax for the periods ended March 31, 2009 and 2008 are as follows (dollars in thousands):

	Period Ended March 31,
	2009	2008

Current - expense (benefit)
Federal	$81	$2,015
State	44	1,085

Total income tax expense (benefit)	$125	$3,100

A reconciliation of the expected federal income tax expense using the federal statutory rate of 35 percent to the actual and pro-forma income tax expense for the periods ended March 31, 2009 and 2008, were as follows (dollars in thousands):

	Period Ended March 31,
	2009	2008

Expected federal tax expense	$116	$2,824
Increase (decrease) in taxes resulting from:
State tax expense (benefit), net of federal	9	276
Other	-	-

Total income tax expense	$125	$3,100

Main Place had no deferred tax assets or liabilities as of March 31, 2009 and December 31, 2008.

Current federal taxes payable to the Corporation, inclusive of current state taxes payable to the Parent, were $13.9 million and $13.8 million at March 31, 2009, and December 31, 2008, respectively, which are included in accrued expenses due to affiliates on the balance sheet.

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

6. Fair Values of Financial Instruments

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Level 2

Quoted prices in active markets for identical assets or liabilities.

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Main Place’s derivative assets and liabilities are measured at fair value on a recurring basis using significant unobservable inputs and are therefore classified as Level 3 measurements. Management calculates the fair value of the derivative assets and liabilities as the present value of the estimated future cash flows to be exchanged under the financial warranty agreements. These cash flows are calculated based on the net asset value of the aforementioned funds as of March 31, 2009.

The table below presents a reconciliation of changes in fair value of derivative instruments for the three months ended March 31, 2009.

Level 3 Fair Value Measurements Three Months Ended March 31, 2009)

	Derivative	Derivative
(Dollars in thousands)	Assets	Liabilities

Balance, January 1, 2009	$4,024	$(3,759)
Included in earnings [1]	(1,581)	1,492
Purchases, issuances, and settlements	-	-

Balance, March 31, 2009	$2,443	$(2,267)

Changes in unrealized gains or losses
associated with assets still held for the three
months ended March 31, 2009 [1]	$(1,581)	$1,492

(1)	Total gains or losses and unrealized gains or losses are recorded in trading losses.

Short-Term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, accounts receivable from customer and accrued expenses due to affiliates and interest receivable approximates the fair value. These financial instruments generally expose Main Place to limited credit risk, have no stated maturities or have maturities of less than 90 days and carry interest rates, which approximates fair value.

Main Place Funding, LLC

Notes to Financial Statements
For the Periods Ended March 31, 2009 and 2008 - unaudited

Derivatives

Derivative assets and liabilities are recognized on the balance sheets at estimated fair value, with changes in fair value recorded in the statement of income. The potential future payout to the funds was netted against the present value of the fees to be received from funds. The potential future payment to be received from the Parent was netted against the present value of the fees to be paid to the Parent.

7. Subsequent Events

In September 2008, the Corporation announced an agreement to acquire Merrill Lynch & Co., Inc. (Merrill Lynch) in an all-stock transaction. In connection with transition, four Merrill Lynch financial warranty contracts were identified as being materially comparable to existing guarantees supported by Main Place. Management intends to transfer these contracts to Main Place prior to May 31, 2009. This transfer is integral to the broader integration and merger of Merrill Lynch into the Corporation. The acquisition of Merrill Lynch will not impact the operations or business activities of the Company or its ability to meet current and future obligations.